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                        ("SHEARMAN & STERLING LLP LOGO")
                             ("CHINESE CHARACTERS")
                                American Lawyers

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12TH FLOOR GLOUCESTER TOWER | THE LANDMARK | 11 PEDDER STREET | CENTRAL | HONG KONG
             WWW.SHEARMAN.COM | T +852.2978.8000 | F +852.2978.8099
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RESIDENT PARTNERS
Edward L. Turner III
Matthew D. Bersani
Leiming Chen
Admitted in New York


Writer's Email Address:                                        December 16, 2005
leiming.chen@shearman.com

Writer's Direct Number:
(852) 2978-8057


VIA EDGAR AND FACSIMILE

Ms. Jill S. Davis
Ms. Jennifer Goeken
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549


RE:  PETROCHINA COMPANY LIMITED
     FORM 20-F FOR FISCAL YEAR ENDED DECEMBER 31, 2004
     FILED JUNE 29, 2005
     FILE NO.001-15006

Dear Ms. Davis and Ms. Goeken:

     On behalf of PetroChina Company Limited (the "Company"), we are responding to the Staff's comment letter, dated December 1, 2005, relating to the Company's annual report on Form 20-F for the year ended December 31, 2004 (the "Form 20-F") and transmitting herewith for filing on EDGAR with the Securities and Exchange Commission (the "Commission"), the amended Form 20-F. We note that in the Staff's letter the Staff requested that the Company amend the Company's filing and respond to the Staff's comments within ten (10) business days. We further note that we only received the Staff's comments on December 5,

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WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.
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Page 2                                                         December 16, 2005

2005 and we believe these responses have been submitted to the Staff and the amended filing has been made, in each case, within the requested time period.

     The Company has responded to all of the Staff's comments either by providing revised disclosure in the amended Form 20-F to comply with the comments or providing supplemental information as requested.

     The Company's responses to the Staff's comments are as follows (the numbered paragraphs below correspond to the numbered paragraphs of the Staff's comment letter, which have been retyped below in bold for your ease of reference). In addition, attached as Annex A to this letter, is the statement from the Company as requested by the Staff in the December 1, 2005 letter.


CONTROLS AND PROCEDURES, PAGE 121

1. WE NOTE THAT YOUR PRINCIPAL OFFICER HAS CONCLUDED THAT YOUR DISCLOSURE CONTROLS, AND PROCEDURES WERE EFFECTIVE AS OF THE END OF THE PERIOD COVERED BY YOUR ANNUAL REPORT "EXCEPT AS DISCLOSED IN THE FOLLOWING PARAGRAPHS." PLEASE NOTE THAT YOUR CERTIFYING OFFICER MUST DEFINITIVELY CONCLUDE THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES ARE EITHER EFFECTIVE OR INEFFECTIVE. PLEASE RECONSIDER YOUR DISCLOSURE AND THE EVALUATION MADE BY YOUR PRINCIPAL OFFICER AS OF THE END OF THE PERIOD COVERED BY YOUR FORM 20-F AND AMEND YOUR FILING TO CONCLUSIVELY STATE THE RESULTS OF THE PRINCIPAL OFFICER'S EVALUATION OF THE COMPANY'S DISCLOSURE CONTROLS AND PROCEDURES AS OF DECEMBER 31, 2004.

     Response: The Company has reconsidered its disclosure and the evaluation made by its principal officers. As a result, the Company has revised the principal officer's evaluation of the Company's disclosure controls and procedures by amending the Form 20-F to delete the language "except as disclosed in the following paragraphs." Please see page 2 of the amended Form 20-F.

2. ITEM 15(d) OF FORM 20-F REQUIRES THAT YOU DISCLOSE ANY CHANGE IN YOUR "INTERNAL CONTROL OVER FINANCIAL REPORTING" IDENTIFIED IN CONNECTION WITH THE EVALUATION REQUIRED BY PARAGRAPH (d) OF 17 CFR 240.13a-15 OR 240.15d-15 THAT OCCURRED DURING THE PERIOD COVERED BY THE ANNUAL REPORT THAT HAS MATERIALLY AFFECTED, OR IS REASONABLY LIKELY TO MATERIALLY AFFECT, YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING. GIVEN THE COMMENCEMENT OF A PLAN FOR REMEDIAL MEASURES YOU HAVE IDENTIFIED, PLEASE CLARIFY WHETHER OR NOT THIS RESULTED IN ANY CHANGES TO INTERNAL CONTROL OVER FINANCIAL REPORTING DURING THE PERIOD COVERED BY THE REPORT. IF CHANGES WERE MADE

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Page 3                                                         December 16, 2005

     BUT THEY WERE NOT DURING THE PERIOD COVERED BY THE REPORT, PLEASE INDICATE WHEN THE CHANGES WERE MADE.

     Response: The Company started the planning of the remedial measures in 2004, but only began implementing the remedial measures in the third quarter of 2005. As a result, the Company confirms that the commencement of the plan for remedial measures did not result in changes in the Company's internal control over financial reporting during the period covered by the annual report.


NOTE 3. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES, PAGE F-9

(g)  OIL AND GAS PROPERTIES, PAGE F-11

3. WE NOTE YOUR STATEMENT THAT "THE GROUP DID NOT INCUR AND DOES NOT ANTICIPATE TO INCUR ANY MATERIAL DISMANTLEMENT, RESTORATION OR ABANDONMENT COST GIVEN THE NATURE OF ITS ONSHORE PRODUCING ACTIVITIES AND CURRENT PRC REGULATIONS GOVERNING SUCH ACTIVITIES." PLEASE CONFIRM, IF TRUE, THAT YOU ARE NOT LEGALLY OBLIGATED FOR THE RETIREMENT OF YOUR TANGIBLE LONG-LIVED ASSETS THAT RESULTED FROM THE ACQUISITION, CONSTRUCTION, DEVELOPMENT AND/OR NORMAL OPERATION OF THOSE ASSETS AND THEREFORE, ARE NOT REQUIRED TO RECOGNIZE ANY LIABILITIES IN ACCORDANCE WITH THE GUIDANCE SET FORTH IN SFAS 143 FOR PURPOSES OF THE US GAAP RECONCILIATION. PLEASE ALSO TELL US WHETHER OR NOT YOU HAVE HISTORICALLY INCURRED COSTS TO RETIRE YOUR ASSETS, SUCH AS, BUT NOT LIMITED TO PLUGGING OF WELLS, AND REMOVAL OF EQUIPMENT. IN ADDITION, PLEASE TELL US WHETHER OR NOT YOUR ADOPTION OF FIN 47 WILL AFFECT YOUR CURRENT INTERPRETATION OF SFAS 143 FOR US GAAP.

     Response: The Company confirms that under current PRC regulations it is not legally obligated for the retirement of the Company's tangible long-lived assets that resulted from the acquisition, construction, development and/or normal operation of those assets for the period covered by the annual report and therefore, is not required to recognize any liabilities in accordance with the guidance set forth in SFAS 143 for purposes of the US GAAP reconciliation. The Company historically incurred insignificant costs in retiring certain tangible long-lived assets which had been disposed of. The Company accounted for such costs in accordance with relevant accounting standards, but did not keep track of such insignificant costs separately.

          With increasing attention paid to environmental issues by the public, the Chinese government is imposing stricter environmental requirements by introducing new

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Page 4                                                         December 16, 2005

     regulations. For example, in 2005, the local government of Heilongjiang Province, where one of the Company's subsidiaries (PetroChina Daqing Oilfield Company Limited) is located, issued "Heilongjiang Province Oil and Gas Exploration and Development Environment Protection Regulation." The Company will continue to evaluate the impact of such regulatory changes and make necessary accounting and financial disclosures in accordance with relevant accounting standards, including SFAS 143 and FIN 47, which requires the recognition of a liability at its fair value according to the legal asset retirement obligation.

                                     * * * *

     Please direct any questions concerning this letter to the undersigned at
(852) 2978-8057 or to Ling Huang at (86-10) 6505-3399.



                                                     Very truly yours,


                                                     /s/ Leiming Chen
                                                     ---------------------------
                                                     Leiming Chen



Encl.

cc: Mr. Li Huaiqi
    Mr. Guo Jinping
    Mr. Wei Fang
        PetroChina Company Limited

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                                                                         ANNEX A

                     Statement of PetroChina Company Limited

     Reference is made to a letter from the Staff of the United States Securities and Exchange Commission (the "Commission") to PetroChina Company Limited (the "Company") dated December 1, 2005, relating to the Company's annual report on Form 20-F for the year ended December 31, 2004. The undersigned, on behalf of the Company, hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Company's filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company's filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                                           PETROCHINA COMPANY LIMITED



                                           By:    /s/   Wang Guoliang
                                                  ------------------------------

                                                  Name:  Wang Guoliang

                                                  Title: Chief Financial Officer

                                      A-1